Filed pursuant to Rule 424(b)(3)

Registration No. 333-267979

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated January 9, 2023)

PRESTO AUTOMATION INC.

Primary Offering of

16,250,000 Shares of Common Stock

Secondary Offering of

48,149,324 Shares of Common Stock
7,625,000 Warrants to Purchase Shares of Common Stock

This prospectus supplement updates and supplements the prospectus dated January 9, 2023 (as may be further supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (File No. 333-267979).

This prospectus supplement is being filed to update and supplement the Prospectus with the information contained in our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 10, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is required to be delivered with this prospectus supplement. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of common stock, par value $0.0001 per share (the “Common Stock”) and warrants to purchase Common Stock (“Warrants”) are listed on the Nasdaq Stock Market under the symbols “PRST” and “PRSTW”, respectively. The last reported sales price of the Common Stock on February 9, 2023 was $4.11 per share and the last reported sales price of the Warrants was $0.14 per Warrant.

We are an “emerging growth company” and a “smaller reporting company” as such terms are defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 10, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 6, 2023

Presto Automation Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39830	84-2968594
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

985 Industrial Road

San Carlos, CA 94070

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 817-9012

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	PRST	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock	PRSTW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On February 6, 2023, Kim Lopdrup resigned from the Board of Directors (the “Board”) of Presto Automation Inc. (the “Company”), effective immediately. Mr. Lopdrup’s resignation was not the result of any disagreement with the Company or its management with respect to any matter relating to the Company’s operations, policies or practices.

On February 8, 2023, the Board appointed Scott Raskin to the Board of Directors, effective immediately. Mr. Raskin will serve as a Class III director with a term expiring at the Company’s 2025 annual meeting of stockholders. In addition, Mr. Raskin has been appointed to serve on the Compensation Committee and as its Chair.

Mr. Raskin, age 61, has served as President of Quotient Technology Inc., a digital media and promotions technology company, since 2019 and previously served on its Board of Directors as Lead Independent Director and the Chair of the Compensation Committee from 2017 to 2019. Mr. Raskin served as Chairman of the Board of Neology Inc., a provider of integrated, end-to-end solutions for tolling, electronic vehicle registration and public safety markets, from 2019 to 2022 and as Chairman of the Board of MariaDB Corporation, a new-generation cloud database company, from 2015 to 2022. Mr. Raskin was previously President and Chief Executive Officer of Spigit, Inc., an innovation management software company, from 2016 to 2019.

There is no arrangement or understanding between Mr. Raskin and any other persons pursuant to which Mr. Raskin was selected as a director of the Company. The Company is not aware of any transaction in which Mr. Raskin has an interest requiring disclosure under Item 404(a) of Regulation S-K.

Mr. Raskin will be entitled to compensation for his service on the Board on the same basis as all other non-employee directors of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PRESTO AUTOMATION INC.

By:	/s/ Rajat Suri
	Name:	Rajat Suri
	Title:	Chief Executive Officer

Dated: February 10, 2023